UNITED STATES
SECURITIES AND EXCHANGE COMMISSIOIN

Washington, D.C. 20549

FORM 11- K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILARY PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

Commission File Number 1-6028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LINCOLN NATIONAL CORPORATION EMPLOYEES’ SAVINGS AND RETIREMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation
150 N. Radnor Chester Road
Radnor, PA  19087

REQUIRED INFORMATION

Financial statements and schedule for Lincoln National Corporation Savings and Retirement Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-k.

Financial Statements and Supplemental Schedule
Lincoln National Corporation Employees’ Savings and
Retirement Plan
(formerly the Lincoln National Corporation Employees’
Savings and Profit-Sharing Plan)
As of and for the Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public Accounting
Firm

Lincoln National Corporation Employees’ Savings and Retirement Plan
(formerly the Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan)

Audited Financial Statements and Supplemental Schedule

As of and for the Years Ended December 31, 2008 and 2007

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	16

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lincoln National Corporation
Employees’ Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Lincoln National Corporation Employees’ Savings and Retirement Plan (formerly the Lincoln National Corporation Employees’ Savings and Profit-Sharing Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
June 23, 2009

Lincoln National Corporation Employees’ Savings and Retirement Plan
(formerly the Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan)

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments:
Mutual funds	$200,023,262	$–
Collective investment trust funds	87,726,663	–
Wilmington Trust money market fund	1,938,334	–
Common stock – Lincoln National Corporation	65,659,563	160,745,872
Pooled separate accounts – The Lincoln National Life Insurance Company Separate Accounts	–	510,625,273
Investment contracts – The Lincoln National Life Insurance Company	122,921,075	69,015,158
Participant loans	12,925,596	13,153,228
Total investments	491,194,493	753,539,531

Accrued interest receivable	503,893	249,812
Cash	273,973	16,189
Contributions receivable from participant deferrals	–	85,214
Contributions receivable from participating employer	–	2,775,314
Total assets	491,972,359	756,666,060

Liabilities
Net pending trades	193,337	77,502
Total liabilities	193,337	77,502
Net assets available for benefits	$491,779,022	$756,588,558

See accompanying notes to the financial statements.

Lincoln National Corporation Employees’ Savings and Retirement Plan
(formerly the Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan)

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007
Investment income:
Cash dividends	$9,531,407	$4,412,777
Interest	3,416,516	3,939,563
	12,947,923	8,352,340

Net realized and unrealized appreciation (depreciation) in fair value of investments	(244,699,743)	16,090,750

Contributions:
Participants	43,618,272	46,638,520
Rollovers	2,779,575	4,770,955
Participating employer	66,828,524	19,040,626
	113,226,371	70,450,101

Transfer related to spin-off to Delaware Management Holdings, Inc. Employees’ Savings and 401(k) Plan	(64,773,607)	–

Transfers (to) from affiliated plans	(2,767,751)	36,541
Distributions to participants	(78,499,123)	(86,717,537)
Administrative expenses	(243,606)	(322,166)
	(81,510,480)	(87,003,162)

Net (decrease) increase in net assets available for benefits	(264,809,536)	7,890,029
Net assets available for benefits at beginning of the year	756,588,558	748,698,529

Net assets available for benefits at end of the year	$491,779,022	$756,588,558

See accompanying notes to the financial statements.

1. Description of the Plan

The following description of the Lincoln National Corporation Employees’ Savings and Retirement Plan (the Plan), formerly known as the Lincoln National Corporation Employees’ Savings and Profit-Sharing Plan, is a summary only and is qualified in its entirety by the terms and provisions of the Plan document itself.

A new retirement program, which was announced on May 1, 2007, began on January 1, 2008. The amendment and restatement of the Plan included certain enhancements discussed below as well as the Plan’s name change. The Plan is a Safe Harbor 401(k) Plan effective on and after January 1, 2008 provided it meets the Safe Harbor Matching Contribution requirements or until the Plan is amended to change the Plan’s status as a Safe Harbor 401(k) plan. The Plan is a contributory, defined contribution plan that covers substantially all employees of Lincoln National Corporation (LNC) and certain of its subsidiaries (the Employer) who meet the conditions of eligibility to participate as defined by the Plan document. As of January 1, 2008, the Plan spun off the account balances of all Delaware Management Holdings, Inc. participants, totaling $64,773,607 to the Delaware Management Holdings, Inc. Employees’ Savings and 401(k) Plan.

Participants may make pre-tax contributions to the Plan. As of January 1, 2008, all newly hired or rehired employees are automatically enrolled in the Plan with pre-tax contributions being made at the rate of 6% of eligible compensation. A participant may elect to not participate in the Plan or change the contribution rate from 6%. A participant may also elect to reduce their compensation to make Roth 401(k) contributions to the Plan. Roth 401(k) contributions are includable in the participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions. A participant may make a combination of pre-tax contributions and Roth 401(k) contributions not to exceed 50% of eligible earnings up to a maximum annual amount as determined by the Internal Revenue Service (IRS) and the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2008, the 50% limit will apply to all participants provided the Plan meets the Safe Harbor 401(k) Plan requirements. Pre-tax and Roth contributions are aggregated for percentage limit purposes. Previously, the Plan limit was not more than 50% of eligible earnings (and a minimum of 1% of eligible earnings) – subject to applicable IRS and other Plan limits (9% for highly compensated employees, as defined in the Plan document). The Plan is subject to the provisions of ERISA.

Lincoln National Corporation Employees’ Savings and Retirement Plan
(formerly the Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

In addition to each participant’s pre-tax contributions, Employer-matching contributions are provided to the Plan. As of January 1, 2008, the Plan increased the basic Employer match from $.50 for each $1.00 that a participant contributes each pay period, up to 6% of eligible compensation, to $1.00 for each $1.00 that a participant contributes each pay period, up to 6% of eligible compensation. Additionally, the discretionary Employer match feature was eliminated and replaced by a guaranteed “core” Employer contribution of 4% of eligible compensation per pay period. The core Employer contribution is contributed to each eligible employee regardless of whether the employee elects to defer compensation into the Plan. In addition, certain eligible employees also qualified for a “transition” Employer contribution between 0.2% and 8.0% of eligible compensation per pay period which will continue for a period of 10 years beginning on January 1, 2008. Eligibility for transition Employer contributions is based on a combination of age and vesting years of service as provided in the Plan document with a minimum 10-year vesting service requirement for legacy LNC employees, and a minimum five-year vesting service requirement for Legacy Jefferson-Pilot employees. Eligibility for transition Employer contributions and the applicable percentage used to determine a participant’s transition contribution was established on December 31, 2007 and applies only to those who were participants as of December 31, 2007. A participant cannot grow into transition credits. Transition contributions will cease on December 31, 2017.

Prior to 2008, in addition to the basic Employer match, the Employer could contribute an annual discretionary match of up to $1.00 for each dollar contributed by an eligible participant, not to exceed 6% of eligible earnings. Investment of these matching contributions was directed by the participant. Participants employed on the last day of the Plan year were eligible to receive the discretionary match, as were participants who retired, died, became disabled, or whose job was eliminated during the Plan year. The amount of the discretionary matching contribution varied according to whether LNC met certain performance-based criteria, as determined by the Compensation Committee of LNC’s Board of Directors and was determined at the sole discretion of the LNC Board of Directors.

1. Description of the Plan (continued)

Effective January 1, 2008, participants’ pre-tax contributions, Roth 401(k) contributions, Employer match contributions, transition Employer contributions, and earnings thereon are fully vested at all times. Except for Delaware Management Holdings, Inc. (DMH) employees, all participants employed as of December 31, 2007 became fully vested in their Employer match and discretionary Employer match contributions. Effective January 1, 2008, the core Employer contributions vest based upon years of service as defined in the Plan document as follows:

Years of Service	Percent Vested

Less than 2	0%
2 or more	100%

As a result of changes in participants’ employment status, $2,767,751 of net transfers were sent to affiliated Lincoln National Life Insurance Company (LNLIC) plans during 2008 and $36,541 of net transfers were received into the Plan from an affiliated LNLIC plan during 2007.

Participants direct the Plan to invest their contributions and all Employer related contributions in any combination of the investment options offered under the Plan. Discretionary matching contributions for the 2007 Plan year, deposited in 2008, were invested in accordance with Participant’s investment elections.

The Employer has the right to discontinue contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all non-vested amounts allocated to participant accounts would become fully vested.

Participants have the option of either receiving payment of dividends earned with respect to shares in the LNC Common Stock Account or having the dividends reinvested in the LNC Common Stock Account.

The Plan may make loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000, but not more than the total value of the participants’ accounts less the highest outstanding loan balance in the previous 12-month period. Interest charged on new loans to participants is established monthly based upon a reasonable rate of interest at the then prevailing rate. Loans may be repaid over any period selected by the participant up to a maximum repayment period of five years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

1. Description of the Plan (continued)

Upon termination of service due to disability, retirement, or job elimination, a participant may elect to receive either a lump-sum amount equal to the entire value of the participant’s account or an installment option if certain criteria are met; in case of death, the participant’s beneficiary makes that election. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Vested account balances less than $1,000 are immediately distributable as a lump-sum under the terms of the Plan document, without the participant’s consent, unless the participant has made a timely election of rollover to an Individual Retirement Account (IRA) or other qualified arrangement.

Each participant’s account is credited with the participant’s contributions, Employer contributions, and applicable investment results thereon, and is charged with an allocation of administrative expenses. Forfeited non-vested amounts may be used to reduce future Employer contributions or pay administrative expenses of the Plan. Forfeitures of $511,143 and $458,779 were used to offset contributions in 2008 and 2007, respectively. Unallocated forfeitures were $241,903 and $533,873 at December 31, 2008 and 2007, respectively.

2. Summary of Significant Accounting Policies

Investments Valuation and Income Recognition

As of October 1, 2008, Wilmington Trust (the Trustee) became the new trustee for the Plan. In addition, Lincoln Alliance also assumed responsibility as the recordkeeper for the Plan as of October 1, 2008. Prior to this date Wells Fargo Bank acted as the Plan’s trustee and recordkeeper. As a result of this change, the funds the participants may invest in were changed. As of December 31, 2008 the assets of the Plan consisted primarily of mutual funds, collective investment trust funds, investment contracts issued by LNLIC, LNC common stock fund and participant loans. Marketable securities are stated at fair value based on quoted market prices in an active market at the Plan’s year end. The investment in LNC common stock is valued at the closing sales price reported on the New York Stock Exchange Composite Listing on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The fair value of ownership interest of the collective investment trust funds is established by the Trustee based on the quoted redemption values of the underlying investments on the last business day of the Plan year. A money market account, which is stated at fair value, is also utilized by the Trustee to hold cash that has been removed from the participants’ funds and is waiting for distribution to the appropriate participants.

2. Summary of Significant Accounting Policies (continued)

Prior to October 1, 2008, the Plan’s assets consisted of LNC common stock, pooled separate account investment contracts underwritten by LNLIC, investment contracts underwritten by LNLIC, Wells Fargo Bank short-term investment account and participant loans. The Wells Fargo Bank Short-term investment account, which is invested in the common stock fund, was valued at cost, which approximated fair value. The fair value of participation units in the pooled separate accounts was estimated by LNLIC based on quoted redemption values of the underlying investments on the last business day of the Plan year.

The investment contracts are valued at contract value as estimated by LNLIC. As described in Financial Accounting Standards Board (FASB) Staff Position, (FSP), FSP AAG INV-1 and Statement of Position (SOP), SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan’s contract values, which represent net contributions plus interest at the contract rate, approximate fair value. The contracts are fully benefit-responsive.

Participant loans are valued at their outstanding balances, which approximate fair value.

The cost of investments sold, distributed, or forfeited is determined using the specific-identification method. Investment purchases and sales are accounted for on a trade-date basis.

Interest and dividend income is recorded when earned.

Reclassifications

Certain amounts reported in prior periods’ financial statements have been reclassified to conform to the presentation adopted in the current year. These reclassifications have no effect on net assets available for benefits of the prior period.

2. Summary of Significant Accounting Policies (continued)

Accounting Estimates

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles that require management to make estimates affecting the amounts reported in the financial statements and accompanying notes. Those estimates are inherently subject to change and actual results could differ from those estimates.

Adoption of New Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted SFAS 157. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

2. Summary of Significant Accounting Policies (continued)

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Collective Investment Trust

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Lincoln National Corporation Common Stock

Lincoln National Corporation common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

Investment Contract

This investment is made by the Plan in an Unallocated Group Fixed Annuity Contract which is invested in the general assets of LNLIC who guarantees a fixed interest rate. The NAV for the investment contract is $1. The investment contract is classified within level 3 of the valuation hierarchy.

2. Summary of Significant Accounting Policies (continued)

Money Market Funds

These investments are public investment vehicles valued using $1 for the NAV. The money market funds are classified within level 2 of the valuation hierarchy.

Loans to Participants

Loans to Plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within level 3 of the valuation hierarchy.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31, 2008		December 31, 2007
	Number of	Fair	Number of	Fair
	Shares or Units	Value	Shares or Units	Value
Mutual Funds:
Columbia Acorn Z	1,825,165.227	$32,323,676	–	$–
American Fund Growth Fund of America R-5	1,442,673.136	29,488,239	–	–
Harbor International Growth Institutional	3,238,209.519	26,261,879	–	–
Vanguard Institutional Index	578,948.874	47,786,440	–	–
Collective Investment Trust Funds:
Delaware Large Cap Value Trust	2,874,537.296	25,238,437	–	–
Delaware Diversified Income Trust	3,819,357.200	40,294,219	–	–
Common Stock – Lincoln National Corporation	3,485,115.000	65,659,563	2,676,381.000	155,818,902
Pooled separate accounts – LNLIC:	–	–
Core Equity Account	–	–	2,366,380.018	41,494,473
Short Term Account	–	–	10,224,016.199	42,343,786
Fidelity VIP Contrafund Account	–	–	20,348,158.862	38,793,765
Investment contracts – LNLIC	122,921,075.000	122,921,075	69,015,158.000	69,015,158

3. Investments (continued)

The Plan holds an investment in investment contracts. From October 1 to December 31, 2008, the Plan invested in the Lincoln Stable Value Fund (Stable Value Fund) which earned an average interest rate of approximately 4.95% (annualized) in the fourth quarter of 2008. Contributions made to the Stable Value Fund in any quarter earn interest at the quarterly-set portfolio rate. The portfolio rate is declared for the quarter and is in effect only for that quarter. The credited interest rate is based upon a three-year average of the Barclays Intermediate U.S. Government/Credit Index rate plus 20 basis points, as of one month prior to the beginning of each quarter. Interest is credited at the same rate for the entire contract. Prior to October 1, 2008, the Plan invested in the LNLIC Guaranteed Account (Guaranteed Account) which earned an average interest rate of approximately 4.0% (annualized) in the first three quarters of 2008, and all of 2007. The credited interest rates for new contributions, which approximated the current market rate, were 4.0% (annualized) through September 30, 2008 and for the year ended December 31, 2007, and were determined based upon the performance of LNLIC’s general account. The credited interest rates could be changed quarterly for both the Stable Value Fund and the Guaranteed Account. The minimum rate was 3.5% through September 30, 2008 and is currently 3.0%. The guarantee is based on LNLIC’s ability to meet its financial obligations from the general assets of LNLIC.

For both the Stable Value Fund and the Guaranteed Account restrictions apply to the aggregate movement of funds to other investment options. The fair value of the investment contracts approximate contract value. Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

During 2008 and 2007, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2008	2007

Mutual funds	$(60,005,769)	$–
Collective investment trust funds	(9,686,121)	–
Lincoln National Corporation – Common stock	(86,273,127)	(21,545,778)
Pooled separate accounts	(88,734,726)	37,636,528
Total	$(244,699,743)	$16,090,750

4. Fair Value of Financial Investments, Carried at Fair Value

See “Adoption of New Accounting Standard” in Note 2 for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments.

Below are the Plan’s financial instruments carried at fair value on a recurring basis by the SFAS 157 fair value hierarchy levels described in Note 2.

	As of December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Mutual funds	$200,023,262	$–	$–	$200,023,262
Collective investment trust funds	–	87,726,663	–	87,726,663
Common stock – LNC	65,659,563	–	–	65,659,563
Investment contracts – LNLIC	–	–	122,921,075	122,921,075
Money market fund	–	1,938,334	–	1,938,334
Participant loans	–	–	12,925,596	12,925,596
Total assets	$265,682,825	$89,664,997	$135,846,671	$491,194,493

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2008:

	Beginning Fair Value	Items Included in Net Income	Gains (Losses) in OCI	Sales, Issuances, Maturities, Settlements, Calls Net	Transfers In or Out of Level 3, Net	Ending Fair Value

Investment contracts – LNLIC	$69,015,158	$–	$–	$57,364,911	$(3,458,994)	$122,921,075
Participant loans	13,153,228	–	–	463,830	(691,462)	12,925,596
Total	$82,168,386	$–	$–	$57,828,741	$(4,150,456)	$135,846,671

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$491,779,022	$756,588,558
Amounts allocated to withdrawn participants	(405,959)	(21,118)
Net assets available for benefits per the Form 5500	$491,373,063	$756,567,440

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Year Ended December 31,
2008

Distributions to participants per the financial statements	$78,499,123
Plus: Amounts allocated to withdrawn participants at year-end	405,959
Less: Amounts allocated to withdrawn participants at prior year-end	(21,118)
Benefits paid to participants per the Form 5500	$78,883,964

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not yet paid.

6. Income Tax Status

The Plan has received a determination letter from the IRS dated April 30, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

7. Tax Implications to Participants

Federal (and most state) income tax is deferred on participants’ pre-tax contributions, the Employer’s contributions, and income earned in the Plan until actual distribution or withdrawal from the Plan. However, the participants’ Roth contributions are includable in the participant’s gross income at the time of deferral and must be irrevocably designated as Roth contributions.

8. Transactions with Parties-in-Interest

The Plan has investments in common stock of LNC and investment contracts with LNLIC. Starting October 1, 2008, the Plan also invests in mutual funds and collective investment trust funds managed by DMH, an affiliate of LNLIC. For the first nine months of 2008 and in 2007 the Plan was invested in pooled separate accounts with LNLIC. LNLIC charged the Plan for certain administrative expenses. Total administrative expenses were $243,606 and $322,166 in 2008 and 2007, respectively. Lincoln Alliance, an affiliate of LNLIC is the recordkeeper for the Plan. As of October 1, 2008, all administrative expenses related to these parties-in-interest are being paid for by LNC.

9. Concentrations of Credit Risks

The Plan has investments in a common stock fund of LNC and investment contracts with LNLIC of $65,659,563 and $122,921,075, respectively, at December 31, 2008 (13.35% and 25.00% of net assets, respectively). The Plan had investments in common stock of LNC, pooled separate accounts, and unallocated investment contracts with LNLIC of $155,818,902, $510,625,273 and $69,015,158, respectively, at December 31, 2007 (20.59%, 67.49%, and 9.12% of net assets, respectively). LNC and LNLIC operate predominately in the insurance and investment management industries.

The Plan invests in various investment securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Lincoln National Corporation Employees’ Savings and Retirement Plan
(formerly the Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan)

Plan Number: 009
EIN: 35-0472300

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date		(d)	(e)
	Identity of Issue, Borrower,	Rate of Interest,			Current
(a)	Lessor or Similar Party	Par or Maturity Value		Cost	Value

	Mutual funds:
	Columbia Acorn Z	1,825,165.227	participation units	**	$ 32,323,676
*	Delaware Conservative Allocation I	674,273.351	participation units	**	5,239,104
*	Delaware Moderate Allocation I	2,179,936.769	participation units	**	17,461,294
*	Delaware Aggressive Allocation I	891,416.915	participation units	**	6,239,918
*	Delaware Mid Cap Value I	890,358.084	participation units	**	5,039,427
	Dodge & Cox International Stock	826,049.488	participation units	**	18,090,484
	American Fund Growth Fund of America R-5	1,442,673.136	participation units	**	29,488,239
	Harbor International Growth Institutional	3,238,209.519	participation units	**	26,261,879
	Vanguard Institutional Index	578,948.874	participation units	**	47,786,440
	Vanguard Extended Market Index Institutional	503,447.190	participation units	**	12,092,801
	Total mutual funds				200,023,262

	Collective investment trust funds:
*	Delaware Large Cap Value Trust	2,874,537.296	participation units	**	25,238,437
*	Delaware International Equity Trust	36,128.642	participation units	**	197,262
*	Delaware Small Cap Growth Trust	1,490,531.635	participation units	**	10,210,142
*	Delaware Diversified Income Trust	3,819,357.200	participation units	**	40,294,219
*	Delaware Large Cap Growth Trust	1,513,042.733	participation units	**	11,786,603
	Total collective investment trust funds				87,726,663

	Common Stock:
*	Lincoln National Corporation	3,485,115.000	shares	**	65,659,563

*	Investment contracts – LNLIC Stable Value Account	4.95% interest rate (annualized)		**	122,921,075

	Wilmington Trust Money Market Fund W Class	1,938,334.000	par value	**	1,938,334

	Participant loans	Various loans at interest rates		-
		varying from 4.25% to 11.00%
		Maturity through August 2027			12,925,596
					$ 491,194,493

*	Indicates party-in-interest to the Plan.
**	Indicates a participant-directed account. The cost disclosure is not required.

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrator of the Lincoln National Corporation Employees’ Savings and Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lincoln National Corporation Employees’ Savings and Retirement Plan

	By:	/s/ William David
Date: June 24, 2009		William David on behalf of The Lincoln National Corporation Benefits Committee